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                                                                      Exhibit 20

NEWS                                                  THOMAS & BETTS CORPORATION
                                                      8155 T&B Boulevard
                                                      Memphis, TN 38125
                                                      (901) 252-5466

                                                           [THOMAS & BETTS LOGO]
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FOR IMMEDIATE RELEASE                        CONTACT:            Tricia Bergeron
                                                                  (901) 252-8266
                                                         tricia_bergeron@tnb.com


                 THOMAS & BETTS COMMENTS ON FOURTH QUARTER 2000
                              EARNINGS EXPECTATIONS

               ADDITIONAL CHARGES RELATED TO TURNAROUND STRATEGY;
               CASH FLOW AND WORKING CAPITAL IMPROVEMENTS EXPECTED
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MEMPHIS, TENN. - FEBRUARY 21, 2001 - Thomas & Betts Corporation (NYSE: TNB)
today said that it will record approximately $60 million in additional charges in the fourth quarter 2000. These charges result primarily from strategic decisions to discontinue or dispose of product lines that do not add value to the respective business segments; changes in the company's investment in industry-related B2B activities; additional severance resulting from the company's continued restructuring; and the write-off, or increased depreciation, of assets previously included in property and prepaid expenses. Certain of the charges will be applied to prior periods as part of the company's previously announced intention to restate financial statements for 1999, 2000, and possibly earlier periods.

     As a result of the impact of these charges and of other operating issues discussed below, the company will report a net loss for the fourth quarter.

     "Our earnings expectations for the fourth quarter are not a good barometer of the progress we have made - and continue to make - in correcting the multiple issues affecting Thomas & Betts and positioning the company for growth," said T. Kevin Dunnigan, Thomas & Betts chairman, president, and chief executive officer. "We are disappointed with the need to take additional charges, but found that they were necessary to establish a solid foundation for moving the company forward."

     "As we continue to execute our improvement plans, we are focusing on managing our cash flow appropriately while aggressively addressing the issues affecting our operating performance. Investors should be pleased with the improvement in our balance sheet at year-end 2000," Dunnigan continued.

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Thomas & Betts Fourth Quarter 2000 Pre-Announcement
P. 2

     The company's fourth quarter operating performance will be adversely affected by many of the issues discussed in the company's second and third quarter 2000 earnings announcements and Form 10-Qs: lower sales; high selling, general and administrative expenses; and unfavorable manufacturing variances.

CASH FLOW AND WORKING CAPITAL IMPROVEMENTS CONTINUE

     Thomas & Betts said that it expects to report improvements in cash flow and working capital in the fourth quarter. The company has made solid progress in improving accounts receivable backlog and instituting refined processes for managing collections. Management also said the company has now completed a comprehensive review of its inventory management and control systems and is in the final stages of implementing a new global inventory control process. The company expects to report a reduction in inventory levels despite sales pressure in the quarter. In the fourth quarter, Thomas & Betts received approximately $15 million in cash from the sale of two small product lines as well as a $15 million cash payment from the settlement of trade secret and trade dress infringement lawsuits. The latter will have a favorable impact on fourth quarter net income.

SEC INVESTIGATION UNDERWAY

     Thomas & Betts also said that the Securities and Exchange Commission (SEC) has commenced a formal investigation with respect to the company's accounting, control and financial reporting practices that led to the special charges announced in August 2000. Management is cooperating fully with the SEC.

EARNINGS ANNOUNCEMENT AND RESTATEMENT EXPECTED BY MID-MARCH

     Thomas & Betts expects to report fourth quarter and year-end earnings by mid-March. A news release announcing the date will be distributed later. The company also expects to incorporate any required earnings restatements in its 2000 Form 10-K filing with the Securities and Exchange Commission.

     Thomas & Betts Corporation is a leading designer and manufacturer of connectors and components for worldwide electrical, communications and utility markets. The company also manufactures industrial heating and cooling units. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

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THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO MANY
    UNCERTAINTIES IN THE COMPANY'S OPERATIONS AND BUSINESS ENVIRONMENT. SUCH UNCERTAINTIES, WHICH ARE DISCUSSED FURTHER IN THE COMPANY'S QUARTERLY AND ANNUAL
   FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS
            EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.
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